March 5, 2009
VIA EDGAR
Jill S. Davis
Branch Chief
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010

Re:	Alon USA Energy, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007 Filed March 11, 2008 Form 10-Q for the Quarterly Period Ended September 30, 2008 Filed November 7, 2008 File No. 1-32567
Dear Ms. Davis:
     On behalf of Alon USA Energy, Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter dated February 20, 2009 (the “Comment Letter”) to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2007 and the Form 10-Q for the Quarterly Period Ended September 30, 2008, we are providing the Staff with our written response as requested therein.
     For convenience, your comments are repeated and set forth in bold before the responses.
Form 10-Q for the Quarterly Period Ended September 30, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Other Data, page 30

1.	We have reviewed your response to prior comment number one and continue to not be in a position to agree with your response. Please contact us at your earliest convenience to discuss.

U.S. Securities & Exchange Commission
Division of Corporation Finance
March 5, 2009

     Response:
     In response to the Staff’s comment, the Company will report Adjusted EBITDA in the annual report on Form 10-K for the twelve month period ended December 31, 2008 as well as in future filings. The Company’s proposed disclosure and accompanying reconciliation of Adjusted EBITDA to net income is attached as Exhibit A hereto.
     As requested in the Comment Letter, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Staff’s attention to our responses is greatly appreciated. If you have any questions regarding our responses contained in this letter, please do not hesitate to contact me at (972) 367-3669.

Sincerely,
/s/ Shai Even

Shai Even Vice President and Chief Financial Officer

cc:	Mark Wojciechowski Jennifer Goeken U.S. Securities and Exchange Commission

Jeff D. Morris Harlin R. Dean Alon USA Energy, Inc.

Exhibit A

	Year Ended December 31,
	2008	2007	2006
	(dollars in thousands, except per share data)
OTHER DATA:
Adjusted EBITDA	$244,965	$254,058	$261,254

Reconciliation of Amounts Reported Under Generally Accepted Accounting Principles
     Reconciliation of Adjusted EBITDA to amounts reported under generally accepted accounting principles in financial statements.
     For the years ended December 31, 2008, 2007 and 2006, Adjusted EBITDA represents earnings before minority interest in income of subsidiaries, income tax expense, interest expense, depreciation and amortization and gain on disposition of assets. Adjusted EBITDA is not a recognized measurement under GAAP; however, the amounts included in Adjusted EBITDA are derived from amounts included in our consolidated financial statements. Our management believes that the presentation of Adjusted EBITDA is useful to investors during periods of normal operations because it is frequently used by securities analysts, investors, and other interested parties in the evaluation of companies in our industry. In addition, our management believes that Adjusted EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of Adjusted EBITDA generally eliminates the effects of minority interest in income of subsidiaries, income tax expense, interest expense, gain on disposition of assets and the accounting effects of capital expenditures and acquisitions, items that may vary for different companies for reasons unrelated to overall operating performance.
     Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:
•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	Adjusted EBITDA does not reflect the prior claim that minority stockholders have on the income generated by non-wholly-owned subsidiaries;

•	Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and

•	Our calculation of Adjusted EBITDA may differ from the Adjusted EBITDA calculations of other companies in our industry, limiting its usefulness as a comparative measure.
     Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally.

     The following table reconciles net income to Adjusted EBITDA for the years ended December 31, 2008, 2007 and 2006, respectively:

	For the Year Ended December 31,
	2008	2007	2006
	(in thousands)
Net income	$82,883	$103,936	$157,368
Minority interest in income of subsidiaries (including accumulated dividends on preferred stock of subsidiary)	10,241	5,979	8,241
Income tax expense	62,781	46,199	93,968
Interest expense	67,550	47,747	30,658
Depreciation and amortization	66,754	57,403	34,274
Gain on disposition of assets	(45,244)	(7,206)	(63,255)

Adjusted EBITDA	$244,965	$254,058	$261,254

     Adjusted EBITDA for the year ended December 31, 2008 includes a gain on involuntary conversion of assets of $279.7 million representing the insurance proceeds received with respect to property damage resulting from the Big Spring refinery fire in excess of the book value of the assets impaired; net costs associated with the fire at the Big Spring refinery of $56.9 million; and a charge for inventory adjustments related to the Krotz Springs acquisition of $127.4 million.